SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 5)*


                             FirstFed Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    33761Q102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                       N/A
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

               |X|   Rule 13d-1(b)
               | |   Rule 13d-1(c)
               | |   Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

1 NAMES OF REPORTING PERSONS: First Federal Savings Bank Employee Stock Ownership Plan Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     63-1062013
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  | |

                                                                       (b)  |X|
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Alabama
--------------------------------------------------------------------------------
       NUMBER OF SHARES      5       SOLE VOTING POWER                    - 0 -

                             ---------------------------------------------------
    BENEFICIALLY OWNED BY    6       SHARED VOTING POWER                 205,320

                             ---------------------------------------------------
        EACH REPORTING       7       SOLE DISPOSITIVE POWER                - 0 -

                             ---------------------------------------------------
            PERSON           8       SHARED DISPOSITIVE POWER            205,320
             WITH
--------------------------------------------------------------------------------
9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   205,320
--------------------------------------------------------------------------------
10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*   | |
--------------------------------------------------------------------------------
11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   8.16%
--------------------------------------------------------------------------------
12              TYPE OF REPORTING PERSON*
                   EP
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 5 Pages

Item 1(a). Name of Issuer:
      FirstFed Bancorp, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
       1630 Fourth Avenue North
       Bessemer, Alabama  35020-5711

Item 2(a). Name of Person(s) Filing:
      First Federal Savings Bank Employee Stock Ownership Plan Trust ("ESOP")

Item 2(b). Address of Principal Business Office:
      Same as Item 1(b).

Item 2(c). Citizenship:
      See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d). Title of Class of Securities:
      Common Stock, par value $.01 per share.

Item 2(e). CUSIP Number:
      See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), Check Whether the Person Filing is a:

           (f)   | |    An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F).

     Items (a), (b), (c), (d), (e), (g), and (h), (i), and (j) are not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in
Item 2(a), filing under the Item 3(f) classification.

Item 4.    Ownership.
           (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page.

           (b) Percent of Class: See Row 11 of the second part of the cover page.

           (c)   See Rows 5, 6, 7, and 8 of the second part of the cover page.

Item 5.    Ownership of Five Percent or Less of A Class.
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: | |


                                Page 3 of 5 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person. First Federal Savings Bank, in its capacity as the ESOP Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP Loan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.

Item 8.    Identification and Classification of Members of the Group.
     Not applicable.

Item 9.    Notice of Dissolution of Group.
     Not Applicable.

Item 10.   Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST FEDERAL SAVINGS BANK
EMPLOYEE STOCK OWNERSHIP PLAN TRUST


/s/ G. Larry Russell                             February 12 , 2002
--------------------                             ------------------
G. Larry Russell, as ESOP Committee Chairman     Date

                                Page 5 of 5 Pages